Filed by Cellebrite DI Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TWC Tech Holdings II Corp.

Commission File No. 001-39499

8 April 2021

TO:	All Cellebrite GLOBAL EMPLOYEES
FROM:	Yossi Carmil
DATE:	April 8, 2021
SUBJECT:	Important Company Announcement

Dear Cellebrite Team,

We have some exciting news to share about our company’s future.

Cellebrite has taken an important step forward on the path to becoming an independent, publicly traded company. We have just announced that we intend to merge with a Special Purpose Acquisition Company (“SPAC”) called TWC Tech Holdings II Corp. (or “TWCT”), and through that merger we plan to become a public company and list on the Nasdaq.

Cellebrite has had tremendous success establishing itself as the global leader in Digital Intelligence solutions, and by merging with TWCT we are pursuing a streamlined and efficient way to become a public company and raise additional capital.

As background, SPACs have no commercial operations; they are formed strictly to raise capital through an initial public offering (IPO) and then use those funds to merge with a private operating company like Cellebrite. TWCT was formed by True Wind Capital, a San Francisco-based technology-focused private equity firm. They have a successful track record of investing in technology companies such as Airbnb, Snapchat, Fan Duel and GoDaddy. SPACs sponsored by True Wind Capital have merged with A Place for Rover, a leading online marketplace for pet care, and Open Lending, a leading provider of lending enablement and risk analytics solutions to financial institutions. We are fortunate to have an experienced financial partner in True Wind Capital, whose principals have played a major role in more than 30 platform investments with over $15 billion of equity invested.

As part of the transaction, Cellebrite is raising capital from a group of investors, including strategic investor Axon Enterprise, Inc. and leading institutional investors including Light Street and Makena Capital. The net proceeds of these transactions will further accelerate our ability to execute on significant near-term growth opportunities in the public sector, develop new customer solutions and expand our private sector and end-market reach.

The merger is expected to close in the second or third quarter of 2021, after all the necessary closing conditions have been met. At that point, Cellebrite will be public and our stock will be listed on the Nasdaq under the ticker symbol CLBT.

This is an important and exciting step for our company and our team and will put us in an even better position to capture the opportunities ahead. We would not be in this position today without the hard work of everyone at Cellebrite. Our employees, past and present, have been a huge part of the company’s success, and you should be extremely proud of helping to make this possible.

8 April 2021

We will be hosting a brief employee All-Hands Meeting at 9:00 am EDT / 16:00 IDT to discuss this news with you. A recording of the All-Hands Meeting will be posted on CelleConnect for those who cannot attend live. Additional information will also be posted to CelleConnect after 8:15 am EDT / 15:15 IDT.

You are always welcome to visit the investor relations section of our website to view information about the transaction. Today, we will also post a video to www.cellebrite.com/investors where we discuss the proposed transaction and review an investor presentation.

We expect that today’s news may generate interest from customers, media, and shareholders, and we need everyone to exercise a great deal of caution, professionalism, and confidentiality.

We have a comprehensive plan to inform customers and other important stakeholders of this exciting development. Beyond that, we are all under strict non-disclosure regulations that prohibit us from providing any other detail than what is in the announcement.

We realize that you will have questions about this process and what it means for our company. We will do our best to provide you with answers; however, please understand that there are some questions that we are not yet able to answer. If you have any questions about this transaction, please email employee.questions@cellebrite.com. We will respond as answers become available, within the limits of what we are legally able to communicate.

We have complete confidence that this team will rise to meet and embrace this new opportunity. I am particularly grateful for the efforts of those who spent extremely long days and nights working on this merger over the past few months.

Thank you for all that you do to help protect and save lives, accelerate justice, and preserve privacy.

Sincerely,

Yossi

8 April 2021

Caution Regarding Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of TWC Tech Holdings, Cellebrite or the combined company after completion of the proposed business combination (the “business combination”) contemplated by the Business Combination Agreement and Plan of Merger (the “Merger Agreement”) are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of TWC Tech Holdings or other conditions to closing in the Merger Agreement; (3) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Merger Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Cellebrite as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Cellebrite may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by TWC Tech Holdings. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. TWC Tech Holdings and Cellebrite undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Cellebrite and TWC Tech Holdings, Cellebrite intends to file a registration statement on Form F-4 that will include a preliminary proxy statement to be distributed to stockholders of TWC Tech Holdings II Corp. in connection with TWC Tech Holdings’ solicitation of proxies for the vote by its stockholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the SEC, TWC Tech Holdings will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. Cellebrite or TWC Tech Holdings may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, stockholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with TWC Tech Holdings’ solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Cellebrite, TWC Tech Holdings and the proposed transaction. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at www.sec.gov, or at Cellebrite’s website at www.cellebrite.com, or by directing a request to: TWC Tech Holdings II Corp., Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.

8 April 2021

No Offer or Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of Cellebrite, TWC Tech Holdings or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Cellebrite and TWC Tech Holdings and their respective directors and officers may be deemed participants in the solicitation of proxies of TWC Tech Holdings stockholders in connection with the proposed business combination. TWC Tech Holdings stockholders, Cellebrite’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Cellebrite and TWC Tech Holdings at Cellebrite’s website at www.cellebrite.com, or in TWC Tech Holdings’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, respectively.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TWC Tech Holdings’ stockholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination.

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